FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                   Campbell, Daniel
                                                           1304 SW 160 Avenue, Suite 294
                                                           Sunrise, FL   33326
2. Issuer Name and Ticker or Trading Symbol:               CDAO
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                06/00
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                  _ Director
                                                           X 10% owner
                                                           _ Officer (Title):
                                                           _ Other (Specify)
            X Filed by One Reporting Person.
            _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock
2. Transaction Date:                    06/15/00
3. Transaction Code
4. Securities Acquired (A) or
Disposed (D):   Amount:                 248,000 shares
                A or D:                 D
                Price:                  $1.00 each
5. Amount of Securities                 252,000 shares
   Beneficially owned at end
   of Month:
6. Ownership Form:
   Direct (D) or Indirect (I):
7. Nature of Indirect
   Beneficial Ownership:                D

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:                                         N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
    Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:



EXPLANATION OF RESPONSES:

Table I, Line 4: These shares were used to cover costs and expenses incurred on behalf of the issuer as a result of agreements with the issuer relative to services to be performed by two companies.





/s/ Daniel Campbell                                          Date: 11/01/00
------------------------------------------------
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).